EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of MELA Sciences, Inc. (the "Company") on Form S-3, to be filed on or about July 22, 2015, of our report dated March 27, 2015, on our audits of the financial statements as of December 31, 2013 and 2014 and for each of the years in the two-year period ended December 31, 2014, which report was included in the Annual Report on Form 10-K filed March 30, 2015 and includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption "Experts" in the Registration Statement on Form S-3.

/s/ EisnerAmper LLP

New York, New York

July 22, 2015